March 10, 2020

Mr. Larry Spirgel

Office Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Miso Robotics, Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed February 26, 2020
File No. 024-11112

Dear Mr. Spirgel,

We acknowledge receipt of comments in your letter of March 9, 2020 regarding the Offering Statement of Miso Robotics, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 2 to Offering Statement on Form 1-A

General, page 1

1.	We have reviewed your response to prior comment 2. Please identify the shares that are deemed committed. Please clarify how you determined the pre-money valuation since that amount is not based upon the financial results of your company. Further, tell us how your valuation takes into account the risk factors listed on your page 7.

Committed shares are those which the Company is obligated to have reserved for the exercise of outstanding warrants, options, and convertible instruments. The Company then determined the per share price based on the outstanding and committed shares. Should the Company not include committed shares are the existing valuation, investors in this offering would experience greater dilution upon the exercise of those instruments. As noted before, the pre-money valuation being used by the Company in this offering is not based on the financial results of the Company. Instead, it is based on management’s best estimates of the investment value of the Company, which is a subjective measure. The Company has included an additional risk factor acknowledging this method of valuation.

Dilution, page 9

2.	Please update your dilution table to be based on the most recent balance sheet date available instead of as of December 31, 2018. In addition, the net tangible book value should not include the potential proceeds from the exercise of warrants and options. Explain why you believe including these proceeds in this dilution table, rather than in a footnote, is proper since exercise of these warrants and options is not certain to occur. If included in this table, consider disclosing the dilution with and without the exercise of these instruments in separate line items.

The Company has updated its dilution table to be based on the unaudited June 30, 2019 financial statements, and identified in the table that the value is unaudited.

The Company provides prospective investors with three scenarios of potential dilution. One of the scenarios presents the dilution prospective investors may experience without the exercise of any warrants and options. The other scenarios provide additional information to investors of the dilution they may experience based on the exercise of outstanding warrants and options, as the exercise of those instruments may result in a significant increase in the issued and outstanding shares of the Company. However, the exercise of those instruments will result in new cash being contributed to the Company, which then must be reflected as well. The Company has added additional language prefacing these dilution tables identifying that while not every warrant or option may be exercised, it is presenting the scenarios so that prospective investors understand the dilution that they may experience.

Security Ownership of Management and Certain Security Holders, page 19

3.	We note that you have revised the beneficial ownership table to add a number of greater than 10% holders of your common stock, Series A preferred stock and Series B preferred stock. For each such holder, please ensure that you identify all persons, both natural persons and entities, who have or share beneficial ownership over the securities. Additionally, in light of your multiple types of voting stock, please consider including a "total voting power" column that discloses each holder's total voting power. Lastly, we note that Buck Jordan, your CEO, is also the controlling person of Future VC SPV, LLC, a 51.34% holder of your Series A preferred stock. As a result, it would appear that these shares should also be included in Mr. Jordan's beneficial ownership calculation.

The Company has amended its ownership table to add a column reflecting total voting power per beneficial owner. The Company has further amended the table and footnotes to identify the beneficial owners. In addition, the Company has added a risk factor regarding the concentration of beneficial ownership by Mr. Jordan.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Miso Robotics, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Buck Jordan

Chief Executive Officer

Miso Robotics, Inc.

561 East Green Street

Pasadena, CA 91101